UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

APRIL 30, 2012

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Back to Contents

Company Announcement

Financial report for the period 1 January 2012 to 31 March 2012

27 April 2012

Operating profit increased by 18% in the first quarter of 2012

Sales growth of 13% driven by Victoza®, NovoRapid® and Levemir®

•	Sales increased by 13% to 17.8 billion in Danish kroner and by 10% in local currencies.
	o	Sales of modern insulins increased by 17% (14% in local currencies).
	o	Sales of Victoza® increased by 81% (76% in local currencies).
	o	Sales in North America increased by 21% (17% in local currencies).
	o	Sales in International Operations increased by 24% (24% in local currencies).
•	Gross margin improved by 0.7 percentage points in Danish kroner to 80.8% in the first quarter of 2012, reflecting a favourable price and product mix development.
•	Reported operating profit increased by 18% to DKK 6,385 million. Measured in local currencies, operating profit increased by approximately 13%.
•	Net profit increased by 15% to DKK 4,664 million. Earnings per share (diluted) increased by 18% to DKK 8.32.
•	The regulatory reviews of the new ultra-long-acting insulins Degludec and DegludecPlus continue to progress in the major markets. The intended global brand name for Degludec is Tresiba® and the intended global brand name for DegludecPlus is Ryzodeg®.

•	Novo Nordisk has initiated a phase 3a programme for the long-acting recombinant factor VIII compound N8-GP for the treatment of haemophilia A.
•	For 2012, sales growth measured in local currencies is now expected to be 8-11% (previously 7-11%), and operating profit growth measured in local currencies is now expected to be at least 10% (previously around 10%).

Lars Rebien Sørensen, president and CEO: “We are satisfied with the solid sales growth during the first quarter of 2012 – still driven by the modern insulins NovoRapid® and Levemir® as well as our once-daily human GLP-1 Victoza®. Furthermore, the regulatory reviews for Tresiba® and Ryzodeg®, our new generation of insulins, continue to progress well in the major markets.”

Company Announcement no 28 / 2012	Page 1 of 21
Financial report for the period 1 January 2012 to 31 March 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Back to Contents

Consolidated financial statement for the first quarter of 2012

The present unaudited first quarter financial report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and accounting policies set out in the Annual Report 2011 of Novo Nordisk. Furthermore, the first quarter financial report and Management’s review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies. Novo Nordisk has adopted all new, amended or revised accounting standards and interpretations (‘IFRSs’) endorsed by the EU effective for the accounting period beginning on 1 January 2012. These IFRSs have not had a significant impact on the Group’s first quarter financial report.

Amounts in DKK million, except average number of shares outstanding, earnings per share and full-time employees.

			% change
			Q1 2011
Profit and loss	Q1 2012	Q1 2011	to Q1 2012

Sales	17,751	15,693	13%

Gross profit	14,348	12,576	14%
Gross margin	80.8%	80.1%

Sales and distribution costs	4,850	4,260	14%
Percentage of sales	27.3%	27.1%

Research and development costs	2,507	2,290	9%
Percentage of sales	14.1%	14.6%

Administrative expenses	776	756	3%
Percentage of sales	4.4%	4.8%

Licence fees and other operating income	170	148	15%

Operating profit	6,385	5,418	18%
Operating margin	36.0%	34.5%

Net financials	(328)	(128)	156%
Profit before income tax	6,057	5,290	14%

Net profit	4,664	4,073	15%
Net profit margin	26.3%	26.0%

Other key numbers

Depreciation, amortisation and impairment losses	638	605	5%
Capital expenditure	516	549	(6%	)

Net cash generated from operating activities	6,915	5,108	35%
Free cash flow	6,366	4,503	41%

Total assets	61,210	59,001	4%
Equity	32,358	34,768	(7%	)
Equity ratio	52.9%	58.9%

Average number of shares outstanding (million) – diluted	560.5	576.7	(3%	)
Diluted earnings per share / ADR (in DKK)	8.32	7.06	18%

Full-time employees at the end of the period	32,252	30,867	4%

Company Announcement no 28 / 2012	Page 2 of 21
Financial report for the period 1 January 2012 to 31 March 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Back to Contents

Sales development

Sales increased by 13% in Danish kroner and by 10% measured in local currencies. North America was the main contributor to growth with 64% share of growth measured in local currencies, followed by International Operations and Region China, contributing 34% and 8%, respectively. The majority of growth originated from the modern insulins and Victoza®. Sales growth in the first quarter of 2012 was reduced by approximately 1.5 percentage points due to the impact of healthcare and pricing reforms in several European markets, the US, International Operations and China.

	Sales	Growth		Growth		Share of
	Q1 2012	as		in local		growth
	DKK	reported		currencies		in local
	million					currencies
The diabetes care segment
Modern insulins	7,867	17%		14%		61%
– NovoRapid®	3,518	19%		16%		29%
– NovoMix®	2,151	9%		6%		8%
– Levemir®	2,198	24%		21%		24%
Human insulins	2,718	2%		(1%	)	(1%	)
Protein-related products	625	(2%	)	(4%	)	(2%	)
Victoza®	1,990	81%		76%		53%
Oral antidiabetic products	716	1%		(3%	)	(1%	)
Diabetes care total	13,916	18%		15%		110%

The biopharmaceuticals segment
NovoSeven®	1,909	(6%	)	(8%	)	(11%	)
Norditropin®	1,346	8%		4%		3%
Other products	580	(3%	)	(6%	)	(2%	)
Biopharmaceuticals total	3,835	(1%	)	(4%	)	(10%	)

Total sales	17,751	13%		10%		100%

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) volume data from February 2012 provided by the independent data provider IMS Health.

Diabetes care sales development
Sales of diabetes care products increased by 18% measured in Danish kroner to DKK 13,916 million and by 15% in local currencies compared to the first quarter of 2011. Novo Nordisk is the world leader in diabetes care and now holds a global value market share of 25% compared to 24% at the same point in time last year.

Modern insulins, human insulins and protein-related products
In the first quarter of 2012, sales of modern insulins, human insulins and protein-related products increased by 12% in Danish kroner to DKK 11,210 million and by 9% measured in local currencies compared to the first quarter of 2011, with International Operations and North America having the highest growth rates. Novo Nordisk is the global leader with 50% of the total insulin market and 46% of the modern insulin market.

Sales of modern insulins increased by 17% in Danish kroner to DKK 7,867 million and by 14% in local currencies compared to the first quarter of 2011. North America accounted for more than half of the growth, followed by International Operations and Europe. Sales of modern insulins now constitute more than 74% of Novo Nordisk s sales of insulin.

Company Announcement no 28 / 2012	Page 3 of 21
Financial report for the period 1 January 2012 to 31 March 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Insulin market shares	Novo Nordisk’s share of		Novo Nordisk’s share of
(volume, MAT)	total insulin market		modern insulin market

	February 2012	February 2011	February 2012	February 2011
Global	50%	51%	46%	46%
USA	41%	42%	37%	37%
Europe	51%	53%	50%	50%
International Operations*	59%	59%	56%	56%
Japan	58%	62%	53%	56%
China**	62%	63%	66%	69%
Source: IMS, February 2012 data.
*: Data for the 11 major countries in IO, **: Data for mainland China, excluding Hong Kong and Taiwan

North America
Sales of modern insulins, human insulins and protein-related products in North America increased by 21% in Danish kroner and by 17% in local currencies in the first quarter of 2012, reflecting a continued solid market penetration of the modern insulins, NovoLog®, Levemir® and NovoLog® Mix 70/30, offset by a slight decline in human insulin sales. Currently, around 47% of Novo Nordisk’s modern insulin volume in the US is being sold in the prefilled device FlexPen® compared to around 43% in 2011.

Europe
Sales of modern insulins, human insulins and protein-related products in Europe remained stable in Danish kroner and increased by 1% in local currencies in the first quarter of 2012, reflecting continued progress for NovoRapid® and Levemir® as well as declining human insulin sales. The growth of the insulin volume market in Europe is currently low, ie below 3%, and Novo Nordisk’s insulin sales are negatively impacted by market share losses, and by healthcare reforms implemented in a number of European markets, most recently Poland. The device penetration in Europe remains high with more than 96% of Novo Nordisk’s insulin being used in devices, primarily NovoPen® and FlexPen®.

International Operations
Sales of modern insulins, human insulins and protein-related products in International Operations increased by 24% in Danish kroner and by 25% in local currencies in the first quarter of 2012. The growth is driven by all three modern insulins and with solid contribution from human insulin, which is positively impacted by timing in shipments to markets in Northern Africa. Currently, around 58% of Novo Nordisk’s insulin volume of International Operations’ major non-tender markets is being sold for use in devices.

China
Sales of modern insulins, human insulins and protein-related products in Region China increased by 17% in Danish kroner and by 8% in local currencies in the first quarter of 2012. The sales growth was driven by the portfolio of modern insulins, while sales of human insulin were at the same level as in the first quarter of 2011. Currently, around 96% of Novo Nordisk’s insulin volume in China is being sold for use in devices, primarily Penfill® for use in the durable device NovoPen®.

Japan & Korea
Sales of modern insulins, human insulins and protein-related products in Japan & Korea declined by 9% measured in Danish kroner and by 16% in local currencies in the first quarter of 2012. The sales growth development reflects wholesaler destocking prior to mandatory price reductions taking effect 1 April 2012, whereas the first quarter of 2011 were positively

Company Announcement no 28 / 2012	Page 4 of 21
Financial report for the period 1 January 2012 to 31 March 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Back to Contents

impacted by supply chain stocking following the earthquake in March 2011. Furthermore, continuous low market growth in Japan, ie below 3%, is impacting overall growth and in a continuously challenging competitive environment, Novo Nordisk now holds 58% of the total insulin market in Japan and 53% of the modern insulin market. The device penetration in Japan remains high with more than 98% of Novo Nordisk’s insulin volume being used in devices, primarily NovoPen® and FlexPen®.

Victoza® (GLP-1 therapy for type 2 diabetes)
Victoza® sales reached DKK 1,990 million during the first quarter of 2012, reflecting solid sales performance in all regions. The global roll-out is continuing, now with 53 countries having launched Victoza®, most recently Armenia, Estonia, Iceland, Sri Lanka, Bangladesh and South Africa. Victoza® holds a global market share leadership with 62% value market share in the GLP-1 segment in February 2012 compared to 39% in February 2011. The GLP-1 class’ volume share of the total diabetes care market increased to 4.8% in February 2012 compared to 3.4% in February 2011.

North America
Sales of Victoza® in North America increased by 74% in Danish kroner and by 68% measured in local currencies in the first quarter of 2012 compared to 2011. This reflects continuous GLP-1 market expansion driven by Victoza® with the GLP-1 class’ value share of total diabetes care market increasing to 6.0% in February 2012 compared to 4.6% in February 2011. The GLP-1 market expansion in 2012 also reflects the launch of a competitive product. Victoza® retains the GLP-1 value market leadership position with 56% share in February 2012 compared to 33% share in February 2011.

Europe
Sales in Europe increased by 59% in Danish kroner and by 59% measured in local currencies in the first quarter of 2012 compared to the first quarter of 2011. This reflects continued roll-out across Europe and in particular sales growth in France, the UK and Italy. In Europe, the GLP-1 class’ value share of the total diabetes care has increased to 5.4% in February 2012 compared to 3.8% in February 2011.

International Operations
Sales in International Operations increased by 418% in Danish kroner and by 427% measured in local currencies in the first quarter of 2012 compared to the first quarter of 2011. This reflects a very modest comparison base in 2011 and continued solid performance particularly in Brazil and certain Middle-Eastern countries.

Region China
Victoza® was launched in China during the fourth quarter of 2011, and although initial market feedback is positive and hospital listings are growing satisfactorily, actual sales remain limited. The new drug application for Victoza® in Hong Kong was approved in March 2012, allowing for the product to be commercially launched later in 2012.

Japan & Korea
Sales in Japan & Korea increased by 94% in Danish kroner and by 79% measured in local currencies in the first quarter of 2012 compared to the first quarter of 2011.

NovoNorm®/Prandin®/PrandiMet® (oral antidiabetic products)
In the first quarter of 2012, sales of oral antidiabetic products increased by 1% in Danish kroner to DKK 716 million but decreased by 3% measured in local currencies compared to the

Company Announcement no 28 / 2012	Page 5 of 21
Financial report for the period 1 January 2012 to 31 March 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Back to Contents

first quarter of 2011. The sales development reflects modest sales growth in all regions, except Europe where generic competition in several markets is negatively impacting overall sales.

Biopharmaceuticals sales development
In the first quarter of 2012, sales of biopharmaceutical products decreased by 1% measured in Danish kroner to DKK 3,835 million and by 4% measured in local currencies compared to the first quarter of 2011 primarily driven by lower sales in Europe and North America.

NovoSeven® (bleeding disorders therapy)
Sales of NovoSeven® decreased by 6% in Danish kroner to DKK 1,909 million and by 8% in local currencies compared to the first quarter of 2011. In Europe and North America, the sales development primarily reflects a low level of surgeries involving NovoSeven® treatment, stricter budgetary controls in hospitals, a low level of acquired haemophilia cases and also an increase in inhibitor patients participating in clinical trials.

Norditropin® (growth hormone therapy)
Sales of Norditropin® increased by 8% measured in Danish kroner to DKK 1,346 million and by 4% measured in local currencies compared to the first quarter of 2011. The sales growth is primarily driven by International Operations and North America. Novo Nordisk is the second-largest company in the global growth hormone market with a 24% market share measured by volume.

Other products
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy (HRT)-related products, decreased by 3% in Danish kroner to DKK 580 million and by 6% measured in local currencies compared to the first quarter of 2011. This development primarily reflects the impact from generic competition to Activella® being partly offset by continued sales progress for Vagifem® in the US.

Development in costs
The cost of goods sold grew 9% to DKK 3,403 million in the first quarter of 2012, resulting in a gross margin of 80.8% compared to 80.1% in the first quarter of 2011. This improvement primarily reflects a favourable price development in North America and a favourable product mix impact due to increased sales of modern insulins and Victoza®.

In the first quarter of 2012, total non-production-related costs increased by 11% to DKK 8,133 million and by 9% in local currencies compared to the first quarter of 2011.

Sales and distribution costs increased by 14% to DKK 4,850 million driven by marketing investments in the US and the sales force expansion of approximately 300 sales representatives in China mid-2011.

Research and development costs increased by 9% to DKK 2,507 million primarily driven by phase 3 trials for IdegLira, the fixed combination product of insulin degludec and liraglutide (the active ingredient in Victoza®), and the two ongoing phase 3 trials for liraglutide in obesity. Biopharm development costs were impacted by the ongoing phase 3 trials for vatreptacog alfa, a fast-acting recombinant factor VIIa analogue, and N9-GP, a long-acting recombinant factor IX, as well as phase 2 trial costs related to anti-IL-20, a monoclonal antibody, in rheumatoid arthritis. Finally, the ongoing phase 3b trials for Tresiba® and Ryzodeg® impacted diabetes development costs.

Company Announcement no 28 / 2012	Page 6 of 21
Financial report for the period 1 January 2012 to 31 March 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Back to Contents

Licence fees and other operating income constituted DKK 170 million in the first quarter of 2012 compared to DKK 148 million in the first quarter of 2011.

Net financials
Net financials showed a net expense of DKK 328 million in the first quarter of 2012 compared to a net expense of DKK 128 million in the first quarter of 2011.

For the first quarter of 2012, the foreign exchange result was an expense of DKK 309 million compared to an expense of DKK 104 million in the first quarter of 2011. This development reflects losses on foreign exchange hedging of especially US dollars due to the appreciation versus Danish kroner in the first quarter of 2012 compared to the exchange rate level prevailing towards the end of 2010 and in the early part of 2011.

Outlook 2012
The current expectations for 2012 are summarised in the table below:

Expectations are as reported, if not	Current expectations	Previous expectations
otherwise stated	27 April 2012	2 February 2012

Sales growth
- in local currencies	8-11%	7-11%
- as reported	Around 4 percentage points	Around 4 percentage points
	higher	higher

Operating profit growth
- in local currencies	At least 10%	Around 10%
- as reported	Around 6.5 percentage points	Around 7 percentage points
	higher	higher

Net financials	Expense of around DKK 800	Expense of around DKK 1,000
	million	million

Effective tax rate	Around 23%	Around 22-23%

Capital expenditure	Around DKK 3.5 billion	Around DKK 3.5 billion

Depreciation, amortisation and
impairment losses	Around DKK 2.9 billion	Around DKK 2.9 billion

Free cash flow	Around DKK 18 billion	Around DKK 18 billion

Novo Nordisk now expects sales growth in 2012 of 8-11% measured in local currencies. This is based on expectations of continued market penetration for Novo Nordisk’s key products, as well as expectations for continued intense competition, generic competition to oral antidiabetic products, and impact from the implementation of healthcare reforms primarily in the US, Europe and China. Given the current level of exchange rates versus Danish kroner, the reported sales growth is now expected to be around 4 percentage points higher than growth measured in local currencies.

For 2012, growth in operating profit is now expected to be at least 10% measured in local currencies. The expectation for operating profit growth reflects significant investments in sales and marketing including costs related to an expansion of the US sales force in the middle of 2012. Given the current level of exchange rates versus Danish kroner, the reported operating profit growth is now expected to be 6.5 percentage points higher than growth measured in local currencies.

For 2012, Novo Nordisk now expects a net financial expense of around DKK 800 million. The current expectation primarily reflects losses associated with currency hedging contracts

Company Announcement no 28 / 2012	Page 7 of 21
Financial report for the period 1 January 2012 to 31 March 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Back to Contents

following the appreciation of the US dollar and Japanese yen vs Danish kroner compared to the exchange rates prevailing in 2011.

The effective tax rate for 2012 is now expected to be around 23% which reflects settlements of tax cases and a reassessment of tax liabilities.

Capital expenditure is still expected to be around DKK 3.5 billion in 2012, primarily related to investments in filling capacity and a prefilled device production facility in Denmark. Expectations for depreciation, amortisation and impairment losses are still expected to be around DKK 2.9 billion, and free cash flow is still expected to be around DKK 18 billion.

All of the above expectations are based on the assumption that the global economic environment will not significantly change business conditions for Novo Nordisk during the remainder of 2012 and that currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone during the remainder of 2012. Please refer to appendix 7 for key currency assumptions.

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing	Annual impact on Novo Nordisk’s	Hedging period
currencies	operating profit of a 5%	(months)
	movement in currency
USD	DKK 775 million	11
JPY	DKK 170 million	12
CNY	DKK 100 million	12*
GBP	DKK 75 million	11

* USD used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in ‘Net financials’.

Research and development update

Diabetes care: Insulin and GLP-1
Tresiba® and Ryzodeg® regulatory update
Global brand names for the new generation of insulins have been selected: Degludec is intended to be marketed as Tresiba® and DegludecPlus is intended to be marketed as Ryzodeg®.

The regulatory reviews for Tresiba® and Ryzodeg® continue to progress. Novo Nordisk has now submitted Tresiba® and Ryzodeg® for regulatory review in the US, Europe, Japan, Switzerland, Canada, South Africa, India, Australia, Brazil and Mexico. Further, Tresiba® has also been submitted in Russia.

Initial phase 1 results for novel faster-acting formulations of insulin aspart, NN1218
Novo Nordisk has successfully concluded an initial phase 1 trial for a range of novel faster-acting insulin aspart formulations, NN1218. Confirmatory phase 1 trial activities will proceed during 2012, potentially allowing for selection of the formulation to be developed in phase 3.

Company Announcement no 28 / 2012	Page 8 of 21
Financial report for the period 1 January 2012 to 31 March 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Back to Contents

Victoza® label expansions and updates
On 28 February 2012, the European Commission approved the inclusion of a study comparing Victoza® once-daily vs exenatide twice-daily results in the European Victoza® product label. The label now reflects that Victoza® is statistically superior to exenatide treatment in reducing blood sugar levels.

As communicated on 6 April 2012, the Food and Drug Administration (FDA) in the US has approved an update of the product label for Victoza®. The label now includes data showing superior blood sugar control and weight reduction when compared to the DPP-IV inhibitor sitagliptin and also data demonstrating the safety and efficacy of co-usage of basal insulin and Victoza®.

On 23 April 2012, the European Commission approved inclusion of the Victoza® vs sitagliptin trial results in the European product label, demonstrating superior blood sugar control and weight reduction when compared to the DPP-IV inhibitor sitagliptin.

LEADER®, a cardiovascular outcomes trial for Victoza®, completes enrolment
The cardiovascular outcomes trial, LEADER®, for Victoza® has completed enrolment in February 2012 as planned. As part of a post-approval commitment given to the FDA and the European Medicines Agency (EMA), more than 9,000 patients have been enrolled globally with the objective to assess the cardiovascular risk and benefit profile of Victoza® in type 2 diabetes. The trial is expected to conclude in 2016.

Phase 1 trial investigating liraglutide as adjunct therapy to insulin in type 1 diabetes initiated
Novo Nordisk has initiated a phase 1 trial to explore the efficacy and safety of liraglutide, the active ingredient in the once-daily human GLP-1 analogue Victoza®, as an adjunct to insulin in type 1 diabetes.

Biopharmaceuticals: Haemophilia
Phase 3 programme for long-acting recombinant factor VIII compound, N8-GP, initiated
In February 2012, Novo Nordisk initiated the phase 3 programme for a novel long-acting recombinant factor VIII compound for the treatment of haemophilia A.

Biopharmaceuticals: Inflammation
Phase 2a trial results for anti-NKG2D in rheumatoid arthritis
Anti-NKG2D is a monoclonal antibody in clinical development. The phase 2a study in rheumatoid arthritis proved that the drug had a safe profile but did not demonstrate an effect on disease activity (as measured by DAS28-CRP, Disease Activity Score) which served as the primary endpoint. As a consequence, Novo Nordisk has decided not to pursue further development of the compound within rheumatoid arthritis.

Sustainability update
The number of full-time employees was 32,252 as of 31 March 2012 compared to 30,867 as of 31 March 2011. New hiring was led by expansion in China, countries in the International Operations region and within Research and Development in Denmark, India and the US.

As part of the Changing Diabetes® in Children programme, Novo Nordisk inaugurated its third clinic in Dhaka, Bangladesh. More than 1,000 children with diabetes will be cared for at this clinic. Bangladesh has been singled out as a focus country for this effort, since it is estimated by the International Diabetes Federation (IDF) to host more than a third of all people with diabetes in the world’s 49 least developed countries as defined by the UN.

Company Announcement no 28 / 2012	Page 9 of 21
Financial report for the period 1 January 2012 to 31 March 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Back to Contents

The number of children enrolled at this clinic is expected to reach 1,500 by the end of the year. To date more than 50 clinics have been established in nine countries under this dedicated programme, reaching 5,300 children and providing diabetes training for more than 1,100 healthcare professionals.

Equity
Total equity was DKK 32,358 million at the end of the first quarter of 2012, equivalent to 52.9% of total assets, compared to 58.9% at the end of the first quarter of 2011. The development in equity ratio is primarily driven by the increased dividend payments and the ongoing share repurchase programme – lowering retained earnings – while the liabilities grow in line with operations. Please refer to appendix 5 for further elaboration of changes in equity during the first quarter of 2012.

Reduction of share capital
The Annual General Meeting of Novo Nordisk A/S, which was held on 21 March 2012, approved a 3.4% reduction in the total share capital by cancellation of 20,000,000 treasury B shares of DKK 1 at a nominal value of DKK 20,000,000. After the legal implementation of the share capital reduction on 23 April 2012, Novo Nordisk’s share capital now amounts to DKK 560,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 452,512,800.

Treasury shares and 2012 share repurchase programme
On 2 February 2012, Novo Nordisk announced a DKK 2.5 billion share repurchase programme as part of an overall DKK 12 billion programme to be executed during a 12-month period. The purpose of the programme is to reduce the company’s share capital. Under the programme Novo Nordisk has repurchased B shares for an amount of DKK 2.5 billion in the period from 2 February 2012 to 25 April 2012. The programme was concluded on 25 April 2012.

As per 25 April 2012, Novo Nordisk A/S and its wholly-owned affiliates owned 8,101,726 of its own B shares, corresponding to 1.4% of the total share capital.

Share repurchases under the overall DKK 12 billion programme will be resumed shortly.

Legal update
As of 26 April 2012, Novo Nordisk Inc., along with a majority of the hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 48 individuals who allege use of a Novo Nordisk hormone therapy product. The products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). Furthermore, 64 individuals currently allege, in relation to similar lawsuits against Pfizer Inc., that they have also used a Novo Nordisk hormone therapy product. Pfizer Inc. has publicly announced the settlement of many of its hormone therapy cases. The reduction in pending cases is the result of Pfizer Inc. settling several cases that also involve Novo Nordisk’s products. Currently, Novo Nordisk’s first trial is scheduled for September 2012. Novo Nordisk does not expect the pending claims to have a material impact on its financial position, operating profit and cash flow.

On 17 April 2012, the US Supreme Court reversed the US Court of Appeals for the Federal Circuit s (CAFC) April 2010 decision, which dismissed generic manufacturer Caraco

Company Announcement no 28 / 2012	Page 10 of 21
Financial report for the period 1 January 2012 to 31 March 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Back to Contents

Pharmaceutical’s right to claim a change to NN’s use code in FDA’s Orange Book. The use code includes a description of the scope of Novo Nordisk’s patents relevant to the combination use of repaglinide (marketed as Prandin® in the US) and metformin for the treatment of type 2 diabetes. Caraco had at CAFC argued that the use code description was too broad and therefore prevented any generic from entering the market. It had therefore raised a counterclaim to challenge the description. The US Supreme Court concluded that Caraco may pursue a claim to seek correction of Novo Nordisk’s use code, and referred the case for further proceedings on such a claim at the CAFC.

Financial calendar
9 August 2012	Financial statement for the first six months of 2012
31 October 2012	Financial statement for the first nine months of 2012
31 January 2013	Financial statement for 2012

Conference call details
At 13.00 CET today, corresponding to 7.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’ (http://www.novonordisk.com/investors/default.asp). Presentation material for the conference call will be available approximately one hour prior to the start of the conference call on the same page.

Forward-looking statements

Novo Nordisk’s reports filed with or furnished to US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2011 and Form 20-F, both filed with the SEC in February 2012, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

–	statements of plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto
–	statements containing projections of or targets for revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financials
–	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
–	statements of the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook 2012’, ‘Research and development update’, ‘Equity’ and ‘Legal update’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Company Announcement no 28 / 2012	Page 11 of 21
Financial report for the period 1 January 2012 to 31 March 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Back to Contents

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Risk Management’ on pp22-24 of the Annual Report 2011 available on the company’s website novonordisk.com.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Company Announcement no 28 / 2012	Page 12 of 21
Financial report for the period 1 January 2012 to 31 March 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Back to Contents

Management statement

The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first quarter of 2012. The financial report has not been audited or reviewed by the company’s independent auditors.

The first quarter financial report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and accounting policies set out in the Annual Report 2011 of Novo Nordisk. Furthermore, the first quarter financial report and Management’s Review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of the first quarter financial report is adequate. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances, of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Bagsværd, 27 April 2012

Executive Management:

Lars Rebien Sørensen	Jesper Brandgaard
President and CEO	CFO

Lise Kingo	Kåre Schultz	Mads Krogsgaard Thomsen
COS	COO	CSO

Board of Directors:

Sten Scheibye	Göran Ando	Bruno Angelici
Chairman	Vice chairman

Henrik Gürtler	Ulrik Hjulmand-Lassen	Thomas Paul Koestler

Anne Marie Kverneland	Kurt Anker Nielsen	Søren Thuesen Pedersen
Hannu Ryöppönen	Stig Strøbæk	Liz Hewitt

Company Announcement no 28 / 2012	Page 13 of 21
Financial report for the period 1 January 2012 to 31 March 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Back to Contents

Contacts for further information

Media:	Investors:

Mike Rulis	Klaus Bülow Davidsen
Tel: (+45) 4442 3573	Tel: (+45) 4442 3176
mike@novonordisk.com	klda@novonordisk.com

Lars Borup Jacobsen
Tel: (+45) 3075 3479
lbpj@novonordisk.com

Frank Daniel Mersebach
Tel: (+45) 4442 0604
fdni@novonordisk.com

In North America:	In North America
Ken Inchausti	Jannick Lindegaard
Tel: (+1) 609 786 8316	Tel: (+1) 609 786 4575
kiau@novonordisk.com	jlis@novonordisk.com

Further information about Novo Nordisk is available on the company’s website novonordisk.com

Company Announcement no 28 / 2012	Page 14 of 21
Financial report for the period 1 January 2012 to 31 March 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Back to Contents

Appendix 1: Quarterly numbers in DKK
(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding).

						% change
	2012	2011				Q1 2012 vs
	Q1	Q4	Q3	Q2	Q1	Q1 2011

Sales	17,751	18,120	16,532	16,001	15,693	13%

Gross profit	14,348	14,998	13,281	12,902	12,576	14%
Gross margin	80.8%	82.8%	80.3%	80.6%	80.1%

Sales and distribution costs	4,850	5,387	4,724	4,633	4,260	14%
Percent of sales	27.3%	29.7%	28.6%	29.0%	27.1%
Research and development costs	2,507	2,752	2,263	2,323	2,290	9%
Percent of sales	14.1%	15.2%	13.7%	14.5%	14.6%
Administrative expenses	776	923	788	778	756	3%
Percent of sales	4.4%	5.1%	4.8%	4.9%	4.8%
Licence fees and other operating income (net)	170	145	104	97	148	15%

Operating profit	6,385	6,081	5,610	5,265	5,418	18%
Operating margin	36.0%	33.6%	33.9%	32.9%	34.5%

Share of profit/(loss) in associated companies	–	(4)	–	–	–	N/A
Financial income	47	6	154	270	84	(44%	)
Financial expenses	375	272	308	167	212	77%

Profit before income taxes	6,057	5,811	5,456	5,368	5,290	14%

Net profit	4,664	4,689	4,201	4,134	4,073	15%

Depreciation, amortisation and impairment losses	638	692	615	825	605	5%
Capital expenditure	516	1,182	645	627	549	(6%	)
Net cash generated from operating activities	6,915	3,981	7,754	4,531	5,108	35%
Free cash flow	6,366	2,751	7,066	3,792	4,503	41%

Total assets	61,210	64,698	62,013	61,528	59,001	4%
Total equity	32,358	37,448	35,428	36,966	34,768	(7%	)
Equity ratio	52.9%	57.9%	57.1%	60.1%	58.9%

Full-time employees at the end of the period	32,252	32,136	32,016	31,549	30,867	4%

Basic earnings per share/ADR (in DKK)	8.38	8.40	7.45	7.26	7.13	18%
Diluted earnings per share/ADR (in DKK)	8.32	8.33	7.39	7.21	7.06	18%
Average number of shares outstanding (million)	556.7	557.6	563.5	569.1	571.6	(3%	)
Average number of shares outstanding incl
dilutive effect of options ‘in the money’ (million)	560.5	561.9	568.1	573.8	576.7	(3%	)

Sales by business segment:
Modern insulins (insulin analogues)	7,867	7,856	7,232	6,972	6,705	17%
Human insulins	2,718	2,790	2,698	2,642	2,655	2%
Victoza®	1,990	2,096	1,547	1,250	1,098	81%
Protein-related products	625	569	574	527	639	(2%	)
Oral antidiabetic products (OAD)	716	649	562	653	711	1%
Diabetes care total	13,916	13,960	12,613	12,044	11,808	18%

NovoSeven®	1,909	2,131	2,044	2,140	2,032	(6%	)
Norditropin®	1,346	1,340	1,275	1,180	1,252	8%
Hormone replacement therapy	500	548	501	513	492	2%
Other products	80	141	99	124	109	(27%	)
Biopharmaceuticals total	3,835	4,160	3,919	3,957	3,885	(1%	)

Sales by geographic segment:
North America	7,324	7,582	6,804	6,165	6,035	21%
Europe	4,596	4,998	4,728	4,847	4,595	0%
International Operations	2,734	2,463	2,286	2,415	2,203	24%
Region China	1,612	1,300	1,175	1,151	1,376	17%
Japan & Korea	1,485	1,777	1,539	1,423	1,484	0%

Segment operating profit:
Diabetes care	4,638	4,419	3,636	3,415	3,115	49%
Biopharmaceuticals	1,747	1,662	1,974	1,850	2,303	(24%	)

Company Announcement no 28 / 2012	Page 15 of 21
Financial report for the period 1 January 2012 to 31 March 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Back to Contents

Appendix 2: Income statement and Statement of comprehensive income

	Q1	Q1
DKK million	2012	2011

Income statement

Sales	17,751	15,693
Cost of goods sold	3,403	3,117

Gross profit	14,348	12,576

Sales and distribution costs	4,850	4,260
Research and development costs	2,507	2,290
Administrative expenses	776	756
Licence fees and other operating income, net	170	148

Operating profit	6,385	5,418

Financial income	47	84
Financial expenses	375	212

Profit before income taxes	6,057	5,290

Income taxes	1,393	1,217

NET PROFIT	4,664	4,073

Basic earnings per share (DKK)	8.38	7.13
Diluted earnings per share (DKK)	8.32	7.06

Segment Information

Segment sales:
Diabetes care	13,916	11,808
Biopharmaceuticals	3,835	3,885

Segment operating profit:
Diabetes care	4,638	3,115
Operating margin	33.3%	26.4%
Biopharmaceuticals	1,747	2,303
Operating margin	45.6%	59.3%

Total segment operating profit	6,385	5,418

Statement of comprehensive income

Net profit for the period	4,664	4,073
Other comprehensive income:
Realisation of previously deferred (gains)/losses on cash flow hedges to
income statement	397	352
Deferred gains/(losses) on cash flow hedges arising during the period	587	1,002
Exchange rate adjustments of investments in subsidiaries	26	(235)
Deferred gains/(losses) on equity investments	37	5
Other	12	(65)
Tax on other comprehensive income, income/(expense)	(322)	(416)

Other comprehensive income for the period, net of tax	737	643

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	5,401	4,716

Company Announcement no 28 / 2012	Page 16 of 21
Financial report for the period 1 January 2012 to 31 March 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Back to Contents

Appendix 3: Balance sheet

DKK million	31 Mar 2012	31 Dec 2011

ASSETS

Intangible assets	1,470	1,489
Property, plant and equipment	20,731	20,931
Investments in associated companies	40	39
Deferred income tax assets	2,353	2,414
Other financial assets	263	234

TOTAL NON-CURRENT ASSETS	24,857	25,107

Inventories	9,546	9,433
Trade receivables	9,578	9,349
Tax receivables	1,227	883
Other receivables and prepayments	2,612	2,376
Marketable securities	4,871	4,094
Derivative financial instruments	87	48
Cash at bank and in hand	8,432	13,408

TOTAL CURRENT ASSETS	36,353	39,591

TOTAL ASSETS	61,210	64,698

EQUITY AND LIABILITIES

Share capital	580	580
Treasury shares	(27)	(24)
Retained earnings	31,287	37,111
Other reserves	518	(219)

TOTAL EQUITY	32,358	37,448

Loans	511	502
Deferred income tax liabilities	3,779	3,206
Retirement benefit obligations	440	439
Provisions	2,129	2,324

Total non-current liabilities	6,859	6,471

Current debt	383	351
Trade payables	2,560	3,291
Tax payables	2,435	1,171
Other liabilities	9,178	8,534
Derivative financial instruments	570	1,492
Provisions	6,867	5,940

Total current liabilities	21,993	20,779

TOTAL LIABILITIES	28,852	27,250

TOTAL EQUITY AND LIABILITIES	61,210	64,698

Company Announcement no 28 / 2012	Page 17 of 21
Financial report for the period 1 January 2012 to 31 March 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Back to Contents

Appendix 4: Statement of cash flows

DKK million	Q1 2012	Q1 2011

Net profit	4,664	4,073

Adjustment for non-cash items	3,745	1,924
Change in working capital	(578)	(6)
Interest received	75	79
Interest paid	(8)	(6)
Income taxes paid	(983)	(956)

Net cash generated from operating activities	6,915	5,108

Purchase of intangible assets and other financial assets	(33)	(56)
Proceeds from sale of property, plant and equipment	12	3
Purchase of property, plant and equipment	(528)	(552)
Net change in marketable securities	(800)	500

Net cash used in investing activities	(1,349)	(105)

Purchase of treasury shares, net	(2,828)	(1,288)
Dividends paid	(7,742)	(5,700)

Net cash used in financing activities	(10,570)	(6,988)

NET CASH GENERATED FROM ACTIVITIES	(5,004)	(1,985)

Cash and cash equivalents at the beginning of the year	13,057	11,960
Exchange gain/(loss) on cash and cash equivalents	(3)	(67)

Cash and cash equivalents at the end of the period	8,050	9,908

Additional information:
Cash and cash equivalents at the end of the period	8,050	9,908
Marketable securities at the end of the period	4,871	3,451
Undrawn committed credit facilities	4,836	4,474

FINANCIAL RESOURCES AT THE END OF THE PERIOD	17,757	17,833

Net cash generated from operating activities	6,915	5,108
Net cash used in investing activities	(1,349)	(105)
Net change in marketable securities	800	(500)

FREE CASH FLOW	6,366	4,503

Company Announcement no 28 / 2012	Page 18 of 21
Financial report for the period 1 January 2012 to 31 March 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Back to Contents

Appendix 5: Statement of changes in equity

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjustments	Deferred gain/ (loss) on cash flow hedges	Tax and other adjustments	Total other reserves	Total

Q1 2012

Balance at the beginning of the period	580	(24)	37,111	398	(1,184)	567	(219)	37,448
Profit for the period			4,664					4,664
Other comprehensive income for the period, net of tax				26	984	(273)	737	737

Total comprehensive income for the period			4,664	26	984	(273)	737	5,401

Transactions with owners, recognised directly in equity:
Dividends			(7,742)					(7,742)
Share-based payment			79					79
Purchase of treasury shares		(4)	(2,882)					(2,886)
Sale of treasury shares		1	57					58

Balance at the end of the period	580	(27)	31,287	424	(200)	294	518	32,358

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjustments	Deferred gain/ (loss) on cash flow hedges	Tax and other adjustments	Total other reserves	Total

Q1 2011

Balance at the beginning of the period	600	(28)	36,097	571	(672)	397	296	36,965
Profit for the period			4,073					4,073
Other comprehensive income for the period, net of tax				(235)	1,354	(476)	643	643

Total comprehensive income for the period			4,073	(235)	1,354	(476)	643	4,716

Transactions with owners, recognised directly in equity:
Dividends			(5,700)					(5,700)
Share-based payment			75					75
Purchase of treasury shares		(2)	(1,333)					(1,335)
Sale of treasury shares		1	46					47

Balance at the end of the period	600	(29)	33,258	336	682	(79)	939	34,768

Company Announcement no 28 / 2012	Page 19 of 21
Financial report for the period 1 January 2012 to 31 March 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Back to Contents

Appendix 6: Quarterly numbers in EUR / supplementary information

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding).

Key figures are translated into EUR as supplementary information - the translation is based on the average exchange rate for income statement and the exchange rate at the balance sheet date for balance sheet items.

The specified percent changes are based on the changes in the ‘Quarterly numbers in DKK’, see appendix 1.

						% change
	2012	2011				Q1 2012 vs
	Q1	Q4	Q3	Q2	Q1	Q1 2011

Sales	2,388	2,435	2,219	2,146	2,105	13%
Gross profit	1,930	2,015	1,783	1,730	1,687	14%
Gross margin	80.8%	82.8%	80.3%	80.6%	80.1%
Sales and distribution costs	653	722	636	620	572	14%
Percent of sales	27.3%	29.7%	28.6%	29.0%	27.1%
Research and development costs	337	370	303	312	307	9%
Percent of sales	14.1%	15.2%	13.7%	14.5%	14.6%
Administrative expenses	104	125	105	105	101	3%
Percent of sales	4.4%	5.1%	4.8%	4.9%	4.8%
Licence fees and other operating income (net)	23	19	14	13	20	15%
Operating profit	859	817	753	706	727	18%
Operating margin	36.0%	33.6%	33.9%	32.9%	34.5%
Share of profit/(loss) in associated companies	-	(1)	-	-	-	N/A
Financial income	6	1	21	36	11	(44%	)
Financial expenses	50	36	41	23	28	77%
Profit before income taxes	815	781	733	719	710	14%
Net profit	627	630	564	555	546	15%
Depreciation, amortisation and impairment losses	86	93	82	111	81	5%
Capital expenditure	69	159	86	84	74	(6%	)
Net cash generated from operating activities	930	536	1,040	608	685	35%
Free cash flow	856	370	948	509	604	41%
Total assets	8,227	8,703	8,333	8,249	7,912	4%
Total equity	4,349	5,037	4,761	4,956	4,663	(7%	)
Equity ratio	52.9%	57.9%	57.1%	60.1%	58.9%
Full-time employees at the end of the period	32,252	32,136	32,016	31,549	30,867	4%
Basic earnings per share/ADR (in EUR)	1.13	1.13	1.00	0.97	0.96	18%
Diluted earnings per share/ADR (in EUR)	1.12	1.12	1.00	0.96	0.95	18%
Average number of shares outstanding (million)	556.7	557.6	563.5	569.1	571.6	(3%	)
Average number of shares outstanding incl
dilutive effect of options ‘in the money’ (million)	560.5	561.9	568.1	573.8	576.7	(3%	)
Sales by business segment:
Modern insulins (insulin analogues)	1,058	1,056	971	935	899	17%
Human insulins	366	375	363	354	356	2%
Victoza®	268	281	208	168	147	81%
Protein-related products	84	77	77	70	86	(2%	)
Oral antidiabetic products (OAD)	96	88	75	88	95	1%
Diabetes care total	1,872	1,877	1,694	1,615	1,583	18%
NovoSeven®	257	286	274	287	273	(6%	)
Norditropin®	181	180	171	158	168	8%
Hormone replacement therapy	67	74	67	69	66	2%
Other products	11	18	13	17	15	(27%	)
Biopharmaceuticals total	516	558	525	531	522	(1%	)
Sales by geographic segment:
North America	985	1,019	914	827	809	21%
Europe	618	672	634	651	616	0%
International Operations	368	331	307	323	296	24%
Region China	217	174	158	154	185	17%
Japan & Korea	200	239	206	191	199	0%
Segment operating profit:
Diabetes care	624	594	488	458	418	49%
Biopharmaceuticals	235	223	265	248	309	(24%	)

Company Announcement no 28 / 2012	Page 20 of 21
Financial report for the period 1 January 2012 to 31 March 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Back to Contents

Appendix 7: Key currencies assumptions / supplementary information

DKK per 100	2011 average exchange rates	YTD 2012 average exchange rates as of 24 April 2012	Current exchange rate as of 24 April 2012

USD	536	567	565
JPY	6.73	7.12	6.96
CNY	83	90	90
GBP	859	893	912

Company Announcement no 28 / 2012	Page 21 of 21
Financial report for the period 1 January 2012 to 31 March 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: April 30, 2012	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer